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                                March 31, 2023

       Patrick Gadson
       Partner
       Vinson & Elkins LLP
       The Grace Building
       1114 Avenue of the Americas
       32nd Floor
       New York, New York 10036

                                                        Re: BROADWIND, INC.
                                                            PREC14A filed March
27, 2023
                                                            File No. 001-34278

       Dear Patrick Gadson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed March 27, 2023

       Questions and Answers about the Annual Meeting, page 2

   1. Please revise the disclosure on page 7 related to the vote required on the election of directors to make it
clear that a plurality vote standard will apply at this year's annual meeting.
       General

   2.                                                   Please refile the proxy
card so that it is clearly legible on EDGAR.

               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick Gadson
Vinson & Elkins LLP
March 31, 2023
Page 2

      Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at
202-551-3263.



FirstName LastNamePatrick Gadson                           Sincerely,
Comapany NameVinson & Elkins LLP
                                                           Division of
Corporation Finance
March 31, 2023 Page 2                                      Office of Mergers
and Acquisitions
FirstName LastName